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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CITIZENS FIRST FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK PAR VALUE $ .01 PER SHARE

(Title of Class of Securities)

174623-10-8

(Cusip Number)

12-31-02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 174623-10-8

1.	Name of Reporting Person: CITIZENS SAVINGS BANK, EMPLOYEE STOCK OWNERSHIP PLAN		I.R.S. Identification Nos. of above persons (entities only): 37-1354936

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: STATE CHARTERED STOCK SAVINGS INSTITUTION'S EMPLOYEE STOCK OWNERSHIP PLAN ORGANIZED IN ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0 SHARES

		6.	Shared Voting Power: 210,190 SHARES

		7.	Sole Dispositive Power: 210,190 SHARES

		8.	Shared Dispositive Power: -0- SHARES

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 210,190 SHARES

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 13.78%

12.	Type of Reporting Person (See Instructions): EP

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13G

Item 1.
	(a)	Name of Issuer:
CITIZENS FIRST FINANCIAL CORP.
	(b)	Address of Issuer's Principal Executive Offices:
2101 NORTH VETERANS PARKWAY, BLOOMINGTON, ILLINOIS 61704

Item 2.
	(a)	Name of Person Filing:
CITIZENS SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN
TRUSTEE: FIRST BANKERS TRUST COMPANY, BROADWAY AT 12TH STREET, QUINCY, ILLINOIS 62305
	(b)	Address of Principal Business Office or, if none, Residence:
2101 NORTH VETERANS PARKWAY, BLOOMINGTON, ILLINOIS 61704
	(c)	Citizenship:
STATE CHARTERED STOCK SAVINGS INSTITUTION'S EMPLOYEE STOCK OWNERSHIP PLAN ORGANIZED IN ILLINOIS
	(d)	Title of Class of Securities:
COMMON STOCK PAR VALUE $.01 PER SHARE
	(e)	CUSIP Number:
174623-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
210,190 SHARES
(b) Percent of class:
13.78%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
O SHARES REPRESENTING UNALLOCATED SHARES
(ii) Shared power to vote or to direct the vote:
210,190 REPRESENTING ALLOCATED SHARES
(iii) Sole power to dispose or to direct the disposition of:
210,190 SHARES
(iv) Shared power to dispose or to direct the disposition of:
-0- SHARES
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

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13G

Item 10.	Certification. THE FOLLOWING CERTIFICATION SHALL BE INCLUDED IF THE STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):

BY SIGNING BELOW, I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED FOR THE PURPOSE OF AND DO NOT HAVE THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSES OR EFFECT.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	FEBRUARY 7, 2003

Company Name(s):

By:	/s/ Linda Shultz
Name:	Linda Shultz
Title:	Trust Officer

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